FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Dec 2017 No. 1

TOWER SEMICONDUCTOR LTD.
 (Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On December 12, 2017, the Registrant Announce the Company CEO Russell Ellwanger to Deliver Keynote Presentation for Semiconductor Executive Forum at SEMICON Japan 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 12, 2017	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz CEO Russell Ellwanger to Deliver Keynote Presentation for Semiconductor Executive
Forum at SEMICON Japan 2017

TowerJazz continues to focus activities in Japan, providing advanced analog technology offerings in three Japanese manufacturing facilities

TOKYO, Japan, December 12, 2017 – TowerJazz, the global specialty foundry leader, today announced its CEO, Mr. Russell Ellwanger will deliver a keynote presentation for the Semiconductor Executive Forum at SEMICON Japan to be held at the Tokyo Big Sight from December 13-15, 2017. SEMICON Japan is one of the largest international exhibitions, supporting the growth of the global semiconductor industry.

Mr. Ellwanger’s invited keynote presentation will be part of SEMICON Japan’s SuperTHEATER sessions. In this forum, top executives from the semiconductor manufacturing industry share their perspectives on growth in today's "new business" environment. Mr. Ellwanger will discuss how TowerJazz views value creation, the importance of analog technology as the core capability to enable the major trends enabling worldwide advancements, and how TowerJazz offerings provide market and technology leadership. The presentation will take place as follows:

Wednesday, Dec. 13, 2017  12:50-13:20pm

Place: Reception Hall A, Conference Tower

         Presentation topic: Value Creation

With three manufacturing facilities in Japan and advanced analog technology offerings such as RF/HPA (high-performance analog), CMOS image sensor and power management, TowerJazz is well positioned to expand its presence and activities in the Japanese semiconductor industry and in the global market.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com